UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
AMTECH SYSTEMS, INC.
(Name of Issuer) Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
032332504
(CUSIP Number) Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 13, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 032332504	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,386,312 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,386,312 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,386,312 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 14,896,004 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2018 (File No. 000-11412).

CUSIP No. 032332504	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,688 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
263,688 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,688 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.8% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 14,896,004 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2018 (File No. 000-11412).

CUSIP No. 032332504	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,000 shares of Common Stock*

	8	SHARED VOTING POWER
2,400,000 shares of Common Stock*

	9	SOLE DISPOSITIVE POWER
18,000 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
2,400,000 shares of Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,418,000 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 2 and Item 5.

** This calculation is rounded to the nearest tenth and is based upon (i) 14,896,004 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2018 (File No. 000-11412) and (ii) 18,000 aggregate Shares Mr. Averick may purchase under (A) a director stock option granted on May 11, 2018 which becomes exercisable on November 12, 2018 and will thereafter allow Mr. Averick to purchase 6,000 Shares; (B) a director stock option granted on March 17, 2017 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares; and (C) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares.

CUSIP No. 032332504	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
600,000 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
600,000 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
600,000 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 14,896,004 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2018 (File No. 000-11412).

CUSIP No. 032332504	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OIH LLC 26-4810266

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
22,917 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
22,917 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,917 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 14,896,004 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2018 (File No. 000-11412).

CUSIP No. 032332504	SCHEDULE 13D/A	Page 7 of 10 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 3") amends the Schedule 13D filed on January 25, 2016 (the "Original Schedule 13D"), as amended by that certain Amendment No. 1 filed on August 24, 2017 ("Amendment No. 1") and that certain Amendment No. 2 filed on December 18, 2018 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D").  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1 and Amendment No. 2).  The Original Schedule 13D remains in full force and effect, except as specifically amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3.  This Amendment No. 3 is being filed to disclose the termination of substantially identical plans entered into by certain of the Reporting Persons to sell shares of Common Stock (the "Shares") of Amtech Systems, Inc., an Arizona corporation, compliant with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following disclosure following the third paragraph added in Amendment No. 2:
"Each 10b5-1 Plan terminated according to its terms at the close of trading on July 13, 2018."
Additionally, Item 4 of the Schedule 13D is hereby amended to state that Mr. Averick serves on the Board's  Compensation and Stock Option Committee, Audit Committee, Technology Strategy Committee and Nominating and Governance Committee.

CUSIP No. 032332504	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer.
Item 5.  Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	1,386,312	9.3%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	1,386,312	9.3%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	1,386,312	9.3%

	2. M3C3
	Sole Voting Power	263,688	1.8%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	263,688	1.8%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	263,688	1.8%

	3. Mr. Averick[4]
	Sole Voting Power	18,000	0.1%
	Shared Voting Power	2,400,000	16.1%
	Sole Dispositive Power	18,000	0.1%
	Shared Dispositive Power	2,400,000	16.1%
	Aggregate Voting and Dispositive Power	2,418,000	16.2%

	4. Piton[5]
	Sole Voting Power	600,000	4.0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	600,000	4.0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	600,000	4.0%

	5. OIH[6]
	Sole Voting Power	22,917	0.2%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	22,917	0.2%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	22,917	0.2%

1 This calculation is rounded to the nearest tenth and is based upon 14,896,004 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2018 (File No. 000-11412).
2 The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.
3 M3C is a member of Piton, along with other Family Clients of Kokino.
4 Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  Mr. Averick is also currently a director of the Issuer. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,418,000 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; (iv) 150,000 Shares beneficially owned by Mr. Averick jointly with his wife; and (v) 18,000 aggregate Shares under (A) a director stock option granted on May 11, 2018 which becomes exercisable on November 12, 2018 and will thereafter allow Mr. Averick to purchase 6,000 Shares; (B) a director stock option granted on March 17, 2017 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares; and (C) a director stock option granted on January 15, 2016 which is immediately exercisable and allows Mr. Averick to purchase 6,000 Shares (collectively, the "Option Shares").  With respect to the 150,000 Shares beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM).  The Shares and percent of class beneficially owned by Mr. Averick include the Option Shares.
5   Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.
6 OIH is a Connecticut limited liability company and investment entity controlled by Brian T. Olson. Brian T. Olson is the President and Chief Investment Officer of Kokino and a U.S. citizen.  As a key employee of Kokino and manager of OIH, Mr. Olson shares the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 9 of 10 Pages

(c)	None.
(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended by adding the following disclosure before the first paragraph:
As disclosed in Item 4, each 10b5-1 Plan terminated according to its terms at the close of trading on July 13, 2018.

CUSIP NO. 032332504	SCHEDULE 13D/A	Page 10 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2018

/s/ Frank S. Vellucci
Frank S. Vellucci
Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler

M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

/s/ Robert Averick
Robert Averick

Piton Capital Partners LLC
By:	Piton Capital Management LLC, its managing member
By:	Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Stephen A. Ives
Vice President

OIH LLC
By:	/s/ Brian T. Olson
Brian T. Olson
Manager